Aperture AC

835 Wilshire Blvd. 5th Floor,

Los Angeles, CA, 90017

VIA EDGAR

May 6, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Eric McPhee
Jennifer Monick
Todd Schiffman
Christian Windsor

Re:	Aperture AC
S-1/A filed April 23, 2026
File No. 333-291583

Ladies and Gentleman:

Aperture AC (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2026 relating to the Amendment No.3 to the Registration Statement on Form S-1, filed by the Company with the Commission on April 23, 2026.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amended Registration Statement No. 3 on Form S-1, Submitted April 23, 2026

Cover Page

1.	Reference is made to the second paragraph and the fourth sentence of the last paragraph on page 69. Please clarify the nature of the “certain circumstances” where the per share redemption price could be below $10 per share.

Response:

The Company advises the Staff that the Company has increased the funds to be deposited in the trust account, such that the pro rata redemption price will approximately $10.025 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds.

In response to Staff’s comment, the Company has revised the second paragraph of the cover page and the fourth sentence of the last paragraph on page 69 of the Registration Statement to add the following reference to the risk factor that provides additional discussion as to the nature of certain circumstances where the per share redemption price could be below $10.025 per share (additions are [bracketed, bolded and underlined]):

Cover Page:

We expect the pro rata redemption price to be approximately $10.025 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds, although the per share redemption price may be less in certain circumstances. We cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders. See “Summary — The Offering — Redemption rights for public shareholders upon completion of our initial business combination” on page 26, “Summary — The Offering — Redemption of public shares and distribution and liquidation if no initial business combination” on page 31, and “Summary — The Offering — Indemnity by the sponsor in the event of liquidation without a business combination on page 37” for more information. [See also “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.025 per share” and other risk factors described in this “Risk Factors” section.]

Page 69:

We expect that the pro rata redemption price in any redemption will be approximately $10.025 per public share, without taking into account any interest or other income earned on such funds (less any withdrawals of interest to pay our income taxes, if any), although the per share redemption price may be less in certain circumstances. As a result, public shareholders who purchase units in this offering can anticipate receiving at least $10.025 per ordinary share (without taking into account interest or income earned on the amounts held in the trust account, less any permitted withdrawals from accrued interest on such account) at the time of redemption for each share that they choose to redeem. [See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.025 per share” and other risk factors described in this “Risk Factors” section].

* * *

We thank you for your review of the foregoing and the Registration Statement. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Aperture AC

By:	/s/ Calvin Kung
Name:	Calvin Kung
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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